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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

March 21, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Mr. Brown:

Thank you for your telephonic comments regarding the registration statements on Form N-1A for the Trust with respect to the db X-trackers Solactive Investment Grade Subordinated Debt Fund (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please confirm there are no other fees to shareholders in the Risk/Return Summary: Fee Table “Annual Fund Operating Expenses”.

Response 1.	We do so confirm.

Comment 2.	Please confirm there is no intention to terminate the Expense Cap in the next year.

Response 2.	The disclosure has been revised to reflect the fact that there is no supplemental Expense Cap.

Comment 3.	Please delete the following sentence “The impact of the Expense Cap is that, in accordance with and as required thereunder, the Adviser will reimburse the Fund for the cost of compensation paid to the Trust’s non-interested trustees (the “Independent Trustees”) in respect of the Independent Trustees’ service to the Fund (“Independent Trustee Fees”).” from footnote (2) of the Risk/Return Summary: Fee Table “Annual Fund Operating Expenses.”

Response 3.	Please see Response 2.

Comment 4.	Please confirm that the Trust will not terminate the Expense Cap in the next year without the consent of the Board of Trustees.

Response 4.	Please see Response 2.

Comment 5.	In the Example following the fee table, please confirm that the fee waiver is only being applied for one year.

Response 5.	We do so confirm.

Comment 6.	Please clarify in the “Principal Investment Strategies” section whether the Fund intends to invest up to 20% of its assets in below investment grade securities, commonly known as “junk bonds.”

Response 6.	The Fund does not intend to invest up to 20% of its assets in junk bonds.

Comment 7.	Please add “junk bond” risk in the “Summary of Principal Risks” section if the Fund does intend to invest up to 20% of its assets in below investment grade securities.

Response 7.	Please see Response 6.

Comment 8.	Please clarify whether the Index, and thus the Fund, attempts to achieve a particular maturity.

Response 8.	The Index requires that bonds have a time to maturity of at least one year at first selection.

Comment 9.	Please add the eligible bond criteria of “Amount outstanding of at least $500 million” and “Time to maturity of at least one year at first selection, time to maturity of at least one month at each following adjustment day (with respect to the bonds which are already an index constituent)” to the “Principal Investment Strategies” section.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please add Restricted Securities/Rule 144A Securities and Non-U.S. Securities as investment strategies to the “Principal Investment Strategies” section.

Response 10.	The disclosure has been revised accordingly.

Comment 11.	Please add the following disclosure “which may be taxable upon withdrawal” to the end of the first sentence of the “Tax Information” section.

Response 11.	The disclosure has been revised accordingly.

Comment 12.	Please clarify the following description of the Solactive Subordinated Bond Index “(h) Rated BBB/Baa2 or higher by two rating agencies. If only two rating agencies are available, the lower rating must be BBB/Baa2 or higher. If only one rating is available, it must be BBB/Baa2 or higher.” in the “Additional Information About Fund’s Investment Strategies and Risks” section.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	Please confirm that the Fund will not use futures as a principal investment strategy. If so, please add futures as an investment strategy to the “Principal Investment Strategies” section.

Response 13.	The Fund will not use futures as a principal investment strategy.

Comment 14.	Please confirm that all the types of derivatives in which the Fund will invest in are included in the Prospectus or the Statement of Additional Information.

Response 14.	We do so confirm.

Comment 15.	Please revise the disclosure regarding total return swaps and/or credit default swaps to include the need to segregate assets pursuant to Investment Company Act Release No. 10666 and other Commission guidance (and note that such requirements are subject to change, per the Commission’s recent concept release) so as to comply with Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 15.	The Fund does not intend to invest in total return swaps or credit default swaps.

Comment 16.	Please confirm that the Trust’s procedures and policies with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s SAI.

Response 16.	We do so confirm.

Statement of Additional Information

Comment 17.	Please add disclosure that municipal securities with payments of principal or interest backed by the revenue of a specific project are considered to be subject to the Fund’s concentration policy.

Response 17.	The disclosure has been revised accordingly.

Comment 18.	Please revise investment limitation (1) by replacing “sub-advisors” with “sub-divisions.”

Response 18.	The disclosure has been revised accordingly.

Comment 19.	Please clarify the meaning of the disclosure regarding “the nature of the Fund’s business” in the “Board Leadership, Structure and Oversight Responsibilities” section.

Response 19.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz